SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	July 21, 2008 Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES WIRELESS SPECTRUM AUCTION RESULTS
Calgary, Alberta (July 21, 2008) — Shaw Communications Inc. (“Shaw” or the “Company”) is pleased to announce that after almost eight weeks of competitive bidding, the auction for Spectrum Licences for Advanced Wireless Services (“AWS”) has concluded. The auction began on May 27, 2008 and Shaw was successful in acquiring approximately 20 megahertz of spectrum across its cable operating footprint in Western Canada and Northern Ontario.
Jim Shaw, Chief Executive Officer and Vice Chair, commented, “Ownership of spectrum is an important strategic asset for Shaw and represents good value for our shareholders. We believe the total cost of $190 million, or approximately 5 per cent of the total auction proceeds, was an appropriate investment to gain ownership of this asset and that our strategy was prudent and responsive in light of higher than expected prices.”
“Ultimately, increased competition means the consumer wins. Our advantage is that we have an extensive network supported by 10,000 employees and multiple products already on the market. Customers should see competitive wireless products backed by the same commitment to service that they have come to expect from Shaw.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including approximately 1.5 million Internet and 500,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 600,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca